FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2004
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



MEDIA RELEASE

Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 644-2400
Dir +27 11 644-2460
Fa +27 11 484-0639
www.goldfields.co.za

Enquires

South Africa

Willie Jacobsz
Tel +27 11 644-2460
Fa +27 11 484-0639

North America

Cheryl A Martin
Tel +303 796-8683
Fa +303 796-8293

GOLD FIELDS WARNS SHAREHOLDERS THAT CONTROL OF THEIR COMPANY MAY PASS WITHOUT A FULL OFFER FOR ALL SHARES

Johannesburg, 4 November 2004. In its Offer Response document sent yesterday to shareholders, the Board of Directors of Gold Fields (the "Board") urged shareholders to reject the unsolicited and hostile offer made by Harmony Gold Mining Company ("Harmony") for Gold Fields. The Board wishes to alert shareholders to the danger posed by the structure of the Harmony bid, which as it stands, means that a full offer for all of Gold Fields shares may never be completed and Gold Fields shareholders may face significant further value destruction as a result. Accordingly, it is the Board's opinion that this two-phase structure is contrary to accepted international principles of fair and equal treatment of shareholders.

Harmony's offer is structured in two phases including an early settlement to acquire up to 34.9% of Gold Fields. The Board believes that this early settlement would enable Harmony to effectively gain control of Gold Fields without having made a bid for the entire company. The second stage of the offer has many more conditions attached to it than the first stage, which reduces the likelihood that it will ever be implemented. The achievement of the second stage offer is therefore uncertain.

Harmony intends, through its "early settlement offer" to acquire up to 34.9% of Gold Fields. There is no "minimum condition" on Harmony's early settlement offer. This means that even if only 10% of Gold Fields' shares are tendered, Harmony will have to purchase them and be left with a minority stake in Gold Fields.

Harmony has undertaken to launch a "subsequent offer" for all remaining shares in Gold Fields following the early settlement offer. The subsequent offer is subject to conditions precedent, including, a minimum acceptance condition of 50%, the approval of competition authorities and other regulatory approvals. If these approvals were not forthcoming, it would leave Harmony with a significant minority stake in Gold Fields, at the expense of dilution to its shareholders. What will the Harmony's board do if the subsequent offer fails? Why has this not been addressed?

Directors: C M T Thompson* (Chairman), A J Wright (Deputy Chairman), I D Cockerill[†] (Chief Executive Officer),K Ansah[#], G J Gerwel, N J Holland[†] (Chief Financial Officer), J M McMahon[†], G R Parker[‡], R L Pennant-Rea[†], P J Ryan, T M G Sexwale, B R van Rooyen, C I von Christierson
*Canadian, [†]British, [‡]American, [#]Ghanaian.
Corporate Secretary: C Farrel

GOLD FIELDS SHAREHOLDERS COULD FACE A SITUATION WHERE THERE IS A HOSTILE MINORITY SHAREHOLDER UNDERMINING THE STRATEGIC DIRECTION OF THE COMPANY AND THE DECISION MAKING ABILITY OF THE BOARD RESULTING IN FURTHER VALUE DESTRUCTION.

Harmony's offer is VERY RISKY. As a minority shareholder, Harmony will not be able to effectively extract the purported synergies or gain direct access to Gold Fields' cash flows. As the Board outlined in the offer response document published on 3 November, Harmony's offer is dilutive to Gold Fields shareholders on key metrics and if shareholders accept the "early settlement" offer the value of your shares may never recover.

Alternatively, competition authorities could provide their approval conditional on disposal of certain assets by Harmony and Gold Fields. Harmony and Gold Fields would then be forced to sell assets, potentially at very low valuations, in order to close the acquisition, which would be highly detrimental to shareholder value.

Gold Fields has taken measured responses to Harmony's hostile offer in the expectation that both Gold Fields and Harmony shareholders would realise the inherent threats posed by this proposal. The management of Gold Fields, however, as per their mandate from the Board and in execution of their fiduciary duties to shareholders, are prepared to pursue every means possible to reject the Harmony offer to protect its shareholders from the value destructive, coercive Harmony offer.

Ian Cockerill, Chief Executive of Gold Fields commented,

"In accordance with the principles of good corporate governance which we prize so highly, the Board of Gold Fields has no wish to stand in the way of a full and fair offer being presented to its shareholders to allow them to decide an offer on its merits. However, Harmony has deliberately structured its offer to gain effective control of Gold Fields without having to conclude a full offer. This shows a flagrant disregard for all the legal protections normally in place to ensure the fair and equal treatment of shareholders. Harmony should withdraw its coercive early settlement offer."

Nick Holland, Chief Financial Officer of Gold Fields, added,

"Shareholders must be aware that if Harmony gains 30,1% of Gold Fields shares in the early settlement offer which is designed to give a guaranteed premium to hedge funds and arbitrageurs, then because Norilsk have provided their irrevocable undertaking in respect of its 20% holding in favour of Harmony, effective control of Gold Fields could pass to Harmony even if no other Gold Fields shareholders accept the subsequent offer. Gold Fields' shareholders may face significant value destruction as a result."

ENDS

In the United States, Gold Fields Limited ("Gold Fields") has filed a Solicitation/Recommendation Statement with the US Securities and Exchange Commission (the "SEC") on Schedule 14D-9 and holders of the Gold Fields Ordinary Shares and American Depositary Shares are advised to read it as it contains important information. Copies of the Schedule 14D-9 and other related documents filed by Gold Fields are available free of charge on the SEC's website at http://www.sec.gov. Any documents filed by Harmony Gold Mining Company Limited, including any registration statement on Form F-4 (including any prospectus contained therein) and related exchange offer materials as well as its Tender Offer Statement on Schedule TO, will also be available free of charge on the SEC's website.

This document contains forward-looking statements with respect to Gold Fields' financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. These forward-looking statements are subject to a number of risks and uncertainties and the events discussed herein may not occur.

Information included in this document relating to Harmony and its business has been derived solely from publicly available sources . While Gold Fields has included information in this document regarding Harmony that is known to Gold Fields based on publicly available information, Gold Fields has not had access to non-public information regarding Harmony and could not use such information for the purpose of preparing this document. Although Gold Fields is not aware of anything that would indicate that statements relating to Harmony contained in this document are inaccurate or incomplete, Gold Fields is not in a position to verify information concerning Harmony. Gold Fields and its directors and officers are not aware of any errors in such information. Subject to the foregoing and to the maximum extent permitted by law, Gold Fields and its directors and officers disclaim all liability for information concerning Harmony included in this document.

The directors of Gold Fields accept responsibility for the information contained in this document. To the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information. Copies of this document are not being made available, and must not be mailed, forwarded, transmitted or otherwise distributed or sent in or into Australia, Canada, Japan, the Republic of Ireland or any other jurisdiction in which it is illegal to make the offer and persons receiving this document (including custodians, nominees and trustees) must not distribute, forward, mail, transmit or send it in or into or from Australia, Canada, Japan, the Republic of Ireland or any such other jurisdiction.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 4 November 2004

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs